January 23, 2007

VIA EDGAR

Ms. April Sifford, Branch Chief Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010

Re:

Bronx Ventures Inc.

Form 20-F for Fiscal Year Ended December 31, 2005

Filed June 28, 2006

File No. 0-16353

Dear Ms. Sifford:

Bronx Ventures Inc. has retained our firm to assist them as special U.S. securities counsel in responding to comment no. 1 in the staff’s comment letter dated January 9, 2007. We are writing to confirm, as per my discussion with Gary Newberry of the staff earlier today, our commitment to provide you with a response to that comment within ten days from today (i.e., by February 2, 2007).

We appreciate the staff’s assistance and cooperation in this matter. If you need to contact me for any reason, you may call my direct line at (661) 297-1520.

Very truly yours, /s/ J. Brad Wiggins J. Brad Wiggins Stephan, Oringher, Richman, Theodora & Miller, P.C.

cc:

Bedo H. Kalpakian / Bronx Ventures Inc.

658010.1/02463.99001